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PALM BEACH GARDENS, FLORIDA 33410

TELEPHONE (561) 686-3307 • FACSIMILE (561) 686-5442

www.nasonyeager.com

April 21, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

GHST World Inc.

Registration Statement on Form 10-12G

Filed March 9, 2021

File No. 000-31705

Ladies and Gentlemen:

This firm is counsel to GHST World Inc., a Delaware corporation (the “Company”).  We note the receipt by the Company of the comment letter dated April 5, 2021 (the “Comment Letter”) received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). On behalf of the Company, we hereby provide responses to the comments in the Comment Letter.

To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

JOBS Act Accounting Election, page 1

1.

We note you identify yourself as an emerging growth company as defined in the JOBS Act on the cover page of the filing. Please revise to disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In addition, revise to address the following:

•

Describe how and when a company may lose emerging growth company status;

Securities and Exchange Commission

April 21, 2021

•

Describe the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act; and

•

Explain that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.

Answer: The Company has amended pages 5 and 6 of the Registration Statement to include the requested disclosure concerning its status as an emerging growth company and its election to use the extended transition period to comply with new or revised accounting standards.

Product Development, page 3

2.

We note your disclosure that you are "now in the industrial development phase" which includes "further development of the electronic components...having the software for data collection and transmission and adding artificial intelligence..." To the extent you have agreements with third party manufacturers or software developers, please provide a discussion of those agreements and their material terms, and file them as exhibits. If you intend to proceed with this phase in-house or with off the shelf components and software, please provide a discussion regarding your plan of operation in that regard.

Answer: The Company has amended pages 3 and 4 of the Registration Statement to include the requested disclosure concerning two agreements with third party software developers. The Company has also filed a copy of each such agreement as an exhibit to the Registration Statement, with certain information redacted to the extent the Company customarily and actually treats the information as private or confidential and the information is not material.

Recent Sales of Unregistered Securities, page 23

3.

Please expand your disclosure regarding sales of unregistered securities from the past three years to discuss the amount of consideration received for each transaction and the identity of any material stockholders or promoters. Please refer to Item 701 of Regulation S-K for further information.

Answer: The Company has amended the table on page 25 of the Registration Statement to include the requested description of the consideration received and the identity of material stockholders, which consists of persons who were or became 5% stockholders of the Company as a result of the applicable transaction based on discussion with Commission Staff, in connection with certain unregistered sales of equity securities.

Description of Registrant's Securities to be Registered, page 24

4.

Please disclose the liquidation rights, conversion rights, and/or any restrictions of the preferred stockholders.

Securities and Exchange Commission

April 21, 2021

Answer: The Company has amended page 26 of the Registration Statement to include the requested disclosure concerning the liquidation rights, conversion rights, and/or any restrictions of the preferred stockholders.

The Company believes that the responses and revisions to the Registration Statement described above fairly and reasonably address the Commission’s comments set forth in the Comment Letter. Should you have any questions, please do not hesitate to contact the undersigned at (561) 227-7477.

Very truly yours,

/s/ Nason, Yeager, Gerson, Harris & Fumero, P.A.
Nason, Yeager, Gerson, Harris & Fumero, P.A.

Cc: Esterino Castellazzi, President and Chairman of the Board of Directors